Exhibit 99.101

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Energy Fuels Inc. (“Energy Fuels”) 2 Toronto Street, Suite 500 Toronto, Ontario M5C 2B6

2.	Date of Material Change:

June 11, 2013

3.	News Release:

A news release announcing this material change was issued on June 11, 2013 through Marketwire and a copy was filed on SEDAR.

4.	Summary of Material Change:

On June 11, 2013, Energy Fuels announced the signing of a definitive arrangement agreement (the “Arrangement Agreement”) with Strathmore Minerals Corp. (“Strathmore”) pursuant to which Energy Fuels will acquire, by way of a plan of arrangement in accordance with the Business Corporations Act (British Columbia), all of the issued and outstanding common shares of Strathmore (the “Transaction”).

5.	5.1 - Full Description of Material Change:

On June 11, 2013, Energy Fuels announced the signing of the Arrangement Agreement, pursuant to which Energy Fuels will acquire, by way of a plan of arrangement, all of the issued and outstanding common shares of Strathmore. Under the terms of the Arrangement Agreement, Strathmore shareholders will receive 1.47 common shares of Energy Fuels for each common share of Strathmore held (the “Exchange Ratio”), resulting in the shareholders of Strathmore owning approximately 21% of the issued and outstanding shares of Energy Fuels upon completion of the Transaction, based on Energy Fuels’ current number of issued and outstanding shares.

The shareholders of Energy Fuels and Strathmore will each be asked to approve the Transaction at respective shareholder meetings to be held in August 2013.

Pursuant to the Arrangement Agreement, the completion of the Transaction is conditional upon a number of items, including, without limitation, Energy Fuels and Strathmore shareholder approval, court and regulatory approvals including acceptance by the Toronto Stock Exchange, acceptance by the Committee on Foreign Investment in the United States, and any required consents of parties to material contracts.

The Arrangement Agreement contains customary deal protection provisions, including a reciprocal expense reimbursement fee of $650,000 payable to the other party if either party does not obtain shareholder approval of the Transaction, as well as a reciprocal break fee of $1,300,000 payable if the Transaction is not completed in certain other circumstances. In addition, the Arrangement Agreement includes customary non-solicitation covenants by Strathmore, as well as the right for Energy Fuels to match any superior proposal that may arise.

Haywood Securities Inc., joint financial advisor along with Dundee Securities Ltd. to Energy Fuels and its board of directors, has provided an opinion to the effect that, as of June 11, 2013 and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio offered by Energy Fuels to shareholders of Strathmore pursuant to the Transaction is fair, from a financial point of view, to Energy Fuels.

Raymond James Ltd., financial advisor to Strathmore and its board of directors, has provided an opinion to the effect that, as of June 11, 2013 and subject to the assumptions, limitations and qualifications set out therein, the Exchange Ratio offered by Energy Fuels to shareholders of Strathmore pursuant to the Transaction is fair, from a financial point of view, to Strathmore shareholders.

5.2 - Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102:

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

7.	Omitted Information:

No information has been omitted from this material change report on the basis that it is confidential information.

8.	Executive Officer:

The following executive officer of the Corporation is knowledgeable about the material change:

David Frydenlund,
Sr. Vice President, General Counsel & Corp. Secretary

(303) 389-4130

9.	Date of Report:

June 19, 2013